Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ucare Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ucare Inc and its subsidiaries (the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ deficits, and cash flows for each of the years ended October 31, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended October 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”)

Emphasis of Matter — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements as of October 31, 2024, the Company had a working capital deficit and shareholders’ deficit was approximately $205,000 and $15,615,000, as of October 31, 2024, respectively. The Company had incurred accumulated deficit and generated negative cash flow from operating activities of approximately $46,750,000 and $1,525,000 for the year ended October 31, 2024, respectively. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

May 30, 2025

UCARE INC.

CONSOLIDATED BALANCE SHEETS

	As of October 31,
	2024	2023
ASSETS
Cash and cash equivalents	$267,369	$9,231
Restricted cash	—	4,100
Accounts receivable, net	4,594,897	3,952,655
Due from related party	190,382	188,777
Prepaid assets and other receivable	964,951	867,266
Other current assets	162,478	157,948
Total Current Assets	6,180,077	5,179,977

Fixed assets, net	66,963	112,481
Deferred tax assets	934,464	1,003,893
Total Non-current Assets	1,001,427	1,116,374

Total Assets	$7,181,504	$6,296,351

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Accounts payable	$1,039,051	$1,213,298
Accrued liabilities and other payables	1,538,398	1,532,305
Salary payable	1,451,471	2,496,202
Taxes payable	263,494	288,342
Due to related parties	207,171	201,952
Contract liabilities	1,464,476	1,881,864
Short term loans	421,479	642,375
Total Current Liabilities	6,385,540	8,256,338

Long term loans	3,519,805	1,332,586
Total Non-current Liabilities	3,519,805	1,332,586

Total Liabilities	9,905,345	9,588,924

Commitments and contingencies

Mezzanine Equity:
Series A-1 preferred shares ($0.0001 par value, 1,476,741 shares authorized; 1,476,741 shares issued and outstanding at October 31, 2024, and 2023)	1,696,586	1,395,763
Series A-2 preferred shares ($0.0001 par value, 601,884 shares authorized; 601,884 shares issued and outstanding at October 31, 2024, and 2023)	848,279	697,868
Series B-1 preferred shares ($0.0001 par value, 2,054,487 shares authorized; 2,054,487 shares issued and outstanding at October 31, 2024, and 2023)	2,434,918	1,803,192
Series B-2 preferred shares ($0.0001 par value, 3,668,728 shares authorized; 3,668,728 shares issued and outstanding at October 31, 2024, and 2023)	5,046,942	3,542,833
Series B+ preferred shares ($0.0001 par value, 1,975,544 shares authorized; 1,975,544 shares issued and outstanding at October 31, 2024, and 2023)	2,864,849	1,649,945
Total mezzanine equity	12,891,574	9,089,601

Shareholders’ Deficits:
Ordinary shares ($0.0001 par value, 490,222,616 shares authorized; 10,000,000 shares issued and outstanding at October 31, 2024, and 2023)	1,000	1,000
Additional paid-in capital	31,837,949	35,574,089
Subscription receivable	(1,000)	(1,000)
Accumulated deficits	(46,750,013)	(47,367,045)
Accumulated other comprehensive loss	(703,351)	(589,218)
Total shareholders’ deficits	(15,615,415)	(12,382,174)

Total Mezzanine Equity and Shareholders’ Deficits	(2,723,841)	(3,292,573)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficits	$7,181,504	$6,296,351

The accompanying notes are an integral part of these consolidated financial statements.

UCARE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the Years Ended October 31,
	2024	2023
Revenues	$5,392,700	$7,261,748
Cost of Revenues	559,311	1,234,289
Gross Profit	4,833,389	6,027,459

Operating Expenses
Selling and marketing expenses	1,990,708	4,104,101
General and administrative expenses	763,505	2,885,470
Research and development expenses	1,265,086	3,239,253

Total Operating Expenses	4,019,299	10,228,824

Income (Loss) from Operations	814,090	(4,201,365)

Other Income (Expenses)
Interest expense	(79,601)	(109,023)
Other (expense) income	(20,908)	20,145

Total Other Expense, net	(100,509)	(88,878)

Income (Loss) before Income Taxes	713,581	(4,290,243)

Income tax expense/(benefit)	96,549	(135,761)

Net Income (Loss)	$617,032	$(4,154,482)

Net Income (Loss) per Share
Basic	$0.12	$(0.41)
Diluted	$0.02	$(0.51)

Weighted Average Shares Outstanding
Basic	10,000,000	10,000,000
Diluted	11,710,456	10,000,000

Comprehensive Income (Loss)
Net Income (Loss)	$617,032	$(4,154,482)
Other Comprehensive Loss
Unrealized foreign currency translation loss	(114,133)	(17,780)
Comprehensive Income (Loss)	$502,899	$(4,172,262)

The accompanying notes are an integral part of these consolidated financial statements.

UCARE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS

									Total
								Accumulated	Mezzanine
	Preferred Shares		Ordinary Shares		Additional	Stock		Other	Equity
	Number of		Number of		Paid-in	Subscription	Accumulated	Comprehensive	and Shareholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Loss	Deficits
Balance, November 1, 2022	9,777,384	$5,298,017	10,000,000	$1,000	$39,240,351	$(1,000)	$(43,212,563)	$(571,438)	$754,367

Accretion on preferred shares to redemption value	—	3,791,584	—	—	(3,791,584)	—	—	—	—

Stock-based compensation	—	—	—	—	125,322	—	—	—	125,322

Net loss	—	—	—	—	—	—	(4,154,482)	—	(4,154,482)

Foreign currency translation adjustment	—	—	—	—	—	—	—	(17,780)	(17,780)

Balance, October 31, 2023	10,000,000	9,089,601	10,000,000	1,000	35,574,089	(1,000)	(47,367,045)	(589,218)	(3,292,573)

Accretion on preferred shares to redemption value	—	3,801,973	—	—	(3,801,973)	—	—	—	—

Stock-based compensation	—	—	—	—	65,833	—	—	—	65,833

Net income	—	—	—	—	—	—	617,032	—	617,032

Foreign currency translation adjustment	—	—	—	—	—	—	—	(114,133)	(114,133)

Balance, October 31, 2024	10,000,000	$12,891,574	10,000,000	$1,000	$31,837,949	$(1,000)	$(46,750,013)	$(703,351)	$(2,723,841)

The accompanying notes are an integral part of these consolidated financial statements.

UCARE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2024	2023
Cash Flows from Operating Activities:
Net income/(loss)	$617,032	$(4,154,482)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	4,731	5,485
Stock-based compensation	65,832	125,322
Provision of allowance for doubtful accounts	221,262	157,693
Loss (gain) on disposal of fixed assets	20,908	(18,296)
Changes in operating assets and liabilities:
Accounts receivable	(863,504)	(2,208,150)
Prepaid assets and other receivable	(100,895)	(366,964)
Due from related parties	1,605	(7,492)
Other assets	4,530	(129,296)
Deferred tax assets	69,429	(129,657)
Taxes payable	(24,848)	274,787
Salary payable	(1,044,731)	1,757,045
Accrued liabilities and other payables	(497,059)	1,365,683
Net Cash Used in Operating Activities	(1,525,708)	(3,328,322)

Cash Flows from Investing Activities
Purchase of property and equipment	—	(1,681)
Proceeds from sale of short-term investments	—	410,689
Net Cash Provided by Investing Activities	—	409,008

Cash Flows from Financing Activity
Net increase (decrease) in long-term borrowings	1,966,323	(550,015)
Net Cash Provided by (Used in) Financing Activity	1,966,323	(550,015)

Effect of Exchange Rate Changes on Cash	(186,577)	213,366

Net Change in Cash	254,038	(3,255,963)

Cash - beginning of year	13,331	3,269,294

Cash - end of year	$267,369	$13,331

Supplemental Disclosure of Cash Flow Information
Cash paid for:
Interest	$81,089	$123,585
Income taxes	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

UCARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities

Ucare Inc. (“Ucare”) is a holding company incorporated in the Cayman Islands on August 28, 2018. Ucare, through two variable interest entities (“VIE”), develops innovative healthcare solutions that enables providers, payers, and institutions to reduce fraud, abuse, waste, and administrative costs in the People’s Republic of China (“PRC” or “China”). Ucare and its subsidiaries (collectively referred to as the “Company”) specializes in the in-depth exploration of healthcare big data and Artificial Intelligence (“AI”) applications, continuously refines disease models by integrating real-world data, the latest medical guidelines, and real-time intelligence. Ucare’s vision is to ease the burden on patients, expand coverage, and ultimately improve access to healthcare for everyone.

On September 12, 2018, the Company formed its wholly-owned subsidiary, Ucare HK Limited (“Ucare HK”) in Hong Kong. On June 12, 2019, Ucare HK formed a Wholly Foreign-Owned Enterprise, Beijing Youkai Information Technology Co., Ltd.(“WOFE”) in PRC.

WOFE entered into a series of contractual arrangements with Beijing Yading Information Technology Co., Ltd. (“Beijing Yading”) and Tianjin Aideng Technology Co., Ltd. (“Tianjin Aideng”) which were effective in 2021, and its equity holders through WFOE to obtain control and became the primary beneficiary of Beijing Yading and Tianjin Aideng.

Details of the Company’s subsidiaries as of October 31, 2024 are as follows:

	Date of	Place of
	Incorporation	incorporation
	or	or	Ownership
Company name	acquisition	establishment	interest
Subsidiaries:
Ucare HK	September 12, 2018	Hong Kong	100% owned by Ucare
WOFE	June 12, 2019	China	100% owned by Ucare HK
Chengdu Youkai Information Technology Co., Ltd.(“Chengdu Youkai”)	September 8, 2021	China	100% owned by WOFE
Chongqing Lizhiyou Information Technology Co., Ltd.(“Lizhiyou”)	September 10, 2021	China	100% owned by WOFE

VIE:
Beijing Yading	August 17, 2018	China	100%
Tianjin Aideng	April 7, 2016	China	100%
Shanghai Muji Network Technology Co., Ltd. (“Muji”)	June 29, 2015	China	100% owned by Beijing Yading
Bozhou Yading Information Technology Co., Ltd. (“Bozhou Yading”)	January 17, 2023	China	100% owned by Beijing Yading
Bozhou Multi-domain Information Technology Co., Ltd. (“Bozhou”)	August 3, 2022	China	100% owned by Beijing Yading

As all the above-mentioned companies presented were under common control, the series of contractual arrangements between the Company and Beijing Yading and Tianjin Aideng in 2021 and 2022 constituted a reorganization under common control and were required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including share and per share, which have been revised to reflect the effects of the reorganization.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned subsidiaries, VIE and subsidiaries of the VIE over which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

Subsidiary is entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

An entity is considered to be a VIE if the entity’s equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Company consolidates entities for which the Company is the primary beneficiary if the entity’s other equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In determining whether the Company or its subsidiaries is the primary beneficiary of a VIE, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures.

Upon loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as cost method investment depending on the level of influence retained.

Translation of Foreign Currencies

The functional currency is the U.S. dollar for the Company’s Cayman Island operations, Hong Kong dollars for Hong Kong entity, and the Renminbi for all other Company operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

VIE Agreements

Due to PRC legal restrictions or foreign ownership in certain sectors, neither the Company or the Company’s subsidiaries own any equity interest in Beijing Yading and Tianjin Aideng (together “VIE”). Instead, WFOE, VIE and VIE’s shareholders entered into a series of contractual arrangements (“VIE Agreements”) in 2021 and 2022. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of VIE, including absolute control rights and the rights to the assets, property and net income of VIE. Accordingly, the Company is considered the primary beneficiary of VIE and has consolidated the VIE and the VIE’s subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Each of the VIE Agreements is described in detail below:

Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between VIE and WFOE, WFOE provides VIE with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis. The Exclusive Business Cooperation Agreement has come into effect as of July 28, 2021. For services rendered to VIE by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be paid per month of 100% of VIE’s monthly profit. The term of the Exclusive Business Cooperation Agreement is ten years unless it is terminated by WFOE with 30-day prior notice.

Contracts that give the Company effective control of the VIE

Equity Interest Pledge Agreement

WFOE, VIE and VIE’s shareholders entered into an Equity Interest Pledge Agreement, pursuant to which VIE’s shareholders pledged all of their equity interest in VIE to WFOE in order to guarantee the performance of VIE’s obligations under the Exclusive Business Cooperation Agreement as described above. The Equity Interest Pledge Agreement has come into effect as of June 21, 2022. During the term of the pledge, WFOE is entitled to receive any dividends declared on the pledged equity interest of VIE. The Equity Interest Pledge Agreement ends when all contractual obligations under the Exclusive Business Cooperation Agreement have been fully performed.

Exclusive Equity Interests Purchase Agreement

Under the Exclusive Equity Interests Purchase Agreement, the VIE’s Shareholders granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, part or all of their equity interests in VIE. The option price is equal to RMB 1 or the lowest price permissible under the applicable PRC laws and regulations (whichever is lower). The Exclusive Equity Interests Purchase Agreement remains effective for a term of ten years and may be renewed at WFOE’s election.

Power of Attorney

Each shareholder of the VIE has executed an irrevocable power of attorney in favor of WFOE. Pursuant to this power of attorney, the WFOE has full power and authority to exercise all of such shareholder’s rights with respect to his equity interest in the VIE. The power of attorney will remain in force for so long as the shareholder remains a shareholder of VIE.

Based on the foregoing VIE Agreements, WFOE has effective control of VIE which enables WFOE to receive all of the expected residual returns and absorb the expected losses of the VIE and its subsidiaries. Management therefore concludes that the Company, through the above contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIE, and therefore the Company is the ultimate primary beneficiary of the VIE. Consequently, the Company consolidates the accounts of VIE and its subsidiaries for the periods presented herein, in accordance with Accounting Standards Codification (“ASC”) 810-10, Consolidation.

The following consolidated financial information of the VIE and its subsidiaries as a whole as of October 31, 2024 and 2023 and for the years ended October 31, 2024, and 2023 was included in the accompanying consolidated financial statements of the Company. Intercompany transactions between the VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of October 31,
	2024	2023
Cash and cash equivalents	$231,578	$4,517
Restricted cash	—	4,100
Accounts receivable, net	4,552,859	3,952,652
Due from related parties	190,382	188,777
Prepaid assets and other receivable	793,072	686,116
Other current assets	2,081	2,025
Fixed assets, net	54,028	64,917
Deferred tax assets	934,464	1,003,893
Total Assets	$6,758,464	$5,906,997

Accounts payable	$1,039,051	$1,213,298
Accrued liabilities and other payables	596,835	731,576
Salary payable	630,954	1,177,884
Taxes payable	261,125	282,361
Due to related parties	207,171	201,952
Contract liabilities	1,464,476	1,881,678
Short term loans	421,479	369,024
Long term loans	1,369,805	1,332,586
Total Liabilities	$5,990,896	$7,190,359

	Years Ended October 31,
	2024	2023
Revenues	$5,353,063	$7,261,751
Income (loss) from operations	$2,001,556	$(350,859)
Net income (loss)	$1,804,490	$(301,282)

	Years Ended October 31,
	2024	2023
Net Cash (Used in) Provided by Operating Activities	(18,971)	(1,002,752)
Net Cash Used in Investing Activities	—	(1,681)
Net Cash (Used in) Provided by Financing Activities	89,674	(355,637)

Risks in relation to the VIE structure

As all of the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC may not be as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE Agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE Agreements, it may not be able to exert effective control over Beijing Yadin and Tianjin Aideng and its ability to conduct its business may be materially and adversely affected.

All of the Company’s main current operations are conducted through Beijing Yadin and Tianjin Aideng and its subsidiaries. Current regulations in China permit Beijing Yadin and Tianjin Aideng to pay dividends to the Company only out of its accumulated distributable profits, if any, determined in accordance with its article of association and PRC accounting standards and regulations. The ability of Beijing Yadin and Tianjin Aideng to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

Current Expected Credit Losses

On November 1, 2022, the Company adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) for financial assets at amortized cost including accounts receivable and other receivables. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the years ended October 31, 2024 and 2023 include the assumptions used in assessing impairment of long-term assets, the valuation of deferred tax assets and associated valuation allowances, and the valuation of stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

At October 31, 2024 and 2023, the Company’s cash balances by geographic area were as follows:

	October 31,
Country:	2024	2023
China	$237,707	$10,263
United States	29,662	3,068
Total cash and restricted cash	$267,369	$13,331

The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has two bank accounts with U.S. bank subject to FDIC insurance. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. As of October 31, 2024 and 2023, the Company recorded $566,572 and $345,311 bad debt expenses, respectively. The amount was included in the line item “General and administrative” in the consolidated income statements.

Other Current Asset

Other current asset consists of input value added taxes (“VAT”) credits, which represents the VAT amount that remains unused due to the discrepancy between input and output VAT over a specific period. When output VAT is lower than input VAT, the unused input VAT can be carried forward for deduction in future periods. This unused portion is referred to as carryforward VAT credits. As of October 31, 2024, and 2023, the balance of other current asset was $162,478 and $157,948, respectively.

Fixed Assets, net

Fix assets are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	3 years
Software	10 years

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Company did not record any impairment charge for the years ended October 31, 2024 and 2023, as there was no impairment indicator noted.

Contract liabilities

Contract liabilities on uncompleted contracts represent the amounts of cash collected from customers, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Concentration of Credit Risk and Uncertainties

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

No customer accounted for 10% or more of the Company’s revenue during the years ended October 31, 2024 and 2023. No supplier accounted for 10% or more of the Company’s purchase during the years ended October 31, 2024 and 2023

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Types of revenue:

SaaS services

The Company provide SaaS services to its customers with its flagship Software as a Service (“SaaS”) platform. The platform integrates hospital data flows to provide efficient, secure, and streamlined operations. The platform supports seven core product areas, including medical record quality control, cost analysis, and decision-making, enabling precise hospital management and etc.. The Company primarily focuses on direct sales and establishing long-term partnerships with hospitals.

A contract is established between the Company and the customer, specifying the services to be performed and the payment terms. By signing the sales contract, customers agree to utilize the Hospital DRG/DIP Collaborative Management Platform and pay the specified consideration. To mitigate credit risk, the Company typically requires advance payments from customers. As of October 31, 2024 and 2023, the Company recorded contract liabilities of $1,464,476 and $1,881,864, respectively, which will be recognized as revenue upon performance/delivery of the services/products sold. The Company identifies a single performance obligation for the services provided, eliminating the need for transaction price allocation. The contract specifies a fixed amount as the annual service fee. Revenue from fixed-price contracts is recognized on a straight-line basis over the service period as the services are performed.

Software

The Company provides software for the Hospital DRG/DIP Collaborative Management Platform to its customers, designed to facilitate the management of internal hospital DRG/DIP medical insurance. Installation and operational training are conducted for customers before the software is accepted. The Company also offers customers data maintenance service ranging from 1 to 5 years.

A contract is established between the Company and the customer, outlining the terms governing the transfer of products and payment. By signing the sales contract, customers agree to purchase the software for use in the Hospital DRG/DIP Collaborative Management Platform and to pay the specified consideration. To mitigate credit risk, the Company typically requires advance payments from customers. Two performance obligations are identified – sales of the software and data maintenance services provided. The contract specifies a fixed amount for each performance obligation. Accordingly, revenue from software sales is recognized at point in time when the title and risk of loss transfer to the customer, delivery is deemed complete, and customer acceptance is confirmed. Revenue from data maintenance service is recognized on a straight-line basis over the service period.

Other

The interface fee refers to the charge for integrating with the internal system. Revenue is recognized at the point when the integration is successfully completed.

Disaggregation of Revenue

The following table sets forth the Company’s revenue based on services for the periods indicated:

	Years Ended October 31,
	2024	2023
SaaS services	$1,970,450	$1,930,709
Software	3,417,039	5,322,428
Other	5,211	8,611
Total revenue	$5,392,700	$7,261,748

Cost of Revenue

Cost of revenue includes cost of hardware and devices, SaaS operational and maintenance expenses, and tax charges.

Selling and Marketing Expenses

All costs related to selling and marketing are expensed as incurred. For the years ended October 31, 2024 and 2023, selling and marketing costs amounted to $1,990,708 and $4,104,101, respectively. Advertising costs are expensed as incurred and included in the selling and marketing expenses. Advertising costs were nil- and $718,087 for the years ended October 31, 2024 and 2023, respectively.

Research and Development Expenses

Research and development expenses are expensed in the period when incurred. These costs primarily consist of designing, coding, project management, and other IT services related to developing and enhancing the project.

Stock-based Compensation

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of October 31, 2024 and 2023, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense, if any. There were no such interest and penalties as of October 31, 2024 and 2023.

Value Added Tax

Revenues from SaaS service and other services is subject to a VAT of 6%. Software sales is subject to a VAT of 13%. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services/products provided/sold. The Company reports revenue net of PRC’s VAT for all the years presented on the consolidated statements of operations and comprehensive loss.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Assets and liabilities measured at fair value on a recurring basis.

Earnings per Share

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised or converted into ordinary stock or resulted in the issuance of ordinary stock that then shared in the earnings of the entity.

Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net loss per ordinary share is computed by dividing net loss by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the years ended October 31, 2024 and 2023, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of stock options and convertible preferred shares. Ordinary shares equivalents are not included in the calculation of diluted loss per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Years Ended October 31,
	2024	2023
Stock options	1,710,456	—

Comprehensive Income

Comprehensive income is comprised of net income (loss) and all changes to the statements of shareholders’ equity (deficit), except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income for the years ended October 31, 2024 and 2023 consisted of net income and unrealized income (loss) from foreign currency translation adjustment.

Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segment. During the years ended October 31, 2024 and 2023, all of the Company’s customers are in the PRC and all revenue is derived from the provision of SaaS services and software.

Going Concern

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business.

As reflected in the accompanying consolidated financial statements, the Company’s working capital deficit and shareholders’ deficit was approximately $205,000 and $15,615,000, as of October 31, 2024, respectively. The Company had incurred accumulated deficit and generated negative cash flow from operating activities of approximately $46,750,000 and $1,525,000 for the year ended October 31, 2024, respectively.

These matters raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital, implement its business plan, and generate significant revenues. There are no assurances that the Company will be successful in its efforts to generate significant revenues, maintain sufficient cash balance or report profitable operations or to continue as a going concern. The Company plans to raise capital through the sale of equity to implement its business plan. However, there is no assurance these plans will be realized and that any additional financings will be available to the Company on satisfactory terms and conditions, if any.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance is intended to enhance the transparency and decision - usefulness of income tax disclosures. The amendments in ASU 2023 - 09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023 - 09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The objective of ASU 2024-03 is to “address requests from investors for more detailed information about the types of expenses . . . in commonly presented expense captions (such as cost of sales, SG&A [selling, general, and administrative expenses], and research and development).” Investors advised the FASB that “disclosure of disaggregated information about expenses is critically important in understanding an entity’s performance, assessing an entity’s prospects for future cash flows, and comparing an entity’s performance over time and with that of other entities.” ASU 2024-03 adds ASC 220-40 to require a footnote disclosure about specific expenses by requiring public entities to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. The ASU does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. ASU 2024-03 is effective for all public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements..

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 – Accounts receivable, net

Accounts receivable, net consists of the following:

	Years Ended October 31,
	2024	2023
Accounts receivable	$5,161,469	$4,297,966
Allowance for doubtful accounts	(566,572)	(345,311)
Total accounts receivable, net	$4,594,897	$3,952,655

The Company has collected $1,111,018 of its accounts receivable subsequent to yearend to the date of this report.

Movements of allowance for doubtful accounts are as follows:

	Years Ended October 31,
	2024	2023
Beginning balance	$345,310	$187,618
Addition	221,262	157,693
Ending balance	$566,572	$345,311

Note 4 - Prepaid assets and other receivable

At October 31, 2024 and 2023, prepaid assets and other receivable consisted of the following:

	Years Ended October 31,
	2024	2023
Receivable from a third-party (1)	$846,548	$729,536
Deposits (2)	85,267	94,937
Others (3)	33,136	42,793
	$964,951	$867,266
(1)	Consists of advances made to a third-party company to pay for operating expenses.
(2)	Consists of rent deposits and deposit on bidding. Some customers may require the Company to pay a certain amount of deposit during the bidding process which will be refunded upon completion of the sales.
(3)	Consists of prepaid rent, advances to employees for travel expenses, office supply purchases, and etc.

Note 5 – Fixed Assets, net

At October 31, 2024 and 2023, fixed assets consisted of the following:

	Years Ended October 31,
	2024	2023
Office equipment	$634,291	$619,292
Software	60,302	58,663
Less: accumulated depreciation	(627,630)	(565,474)
	$66,963	$112,481

For the years ended October 31, 2024, and 2023, depreciation expense amounted to $4,731 and $5,485, respectively.

Note 6 – Taxes Payable

At October 31, 2024 and 2023, taxes payable consisted of the following:

	Years Ended October 31,
	2024	2023
VAT Payable	$199,982	$235,361
Others	63,512	52,981
	$263,494	$288,342

Note 7 – Salary Payable

At October 31, 2024 and 2023, salary payable consisted of the following:

	Years Ended October 31,
	2024	2023
Salary payable	$1,319,758	$2,358,325
Social security payable	131,713	137,877
	$1,451,471	$2,496,202

Note 8 – Accrued Liabilities and Other Payable

At October 31, 2024 and 2023, accrued liabilities and other payables consisted of the following:

	Years Ended October 31,
	2024	2023
Payable to a third-party company (1)	$744,244	$608,474
Payable to payroll agent	405,462	574,613
Payable to employees	195,278	197,140
Others	193,414	152,078
	$1,538,398	$1,532,305
(1)	Consists of advances received from a third-party company which is short-term in nature, non-interest bearing, unsecured and repayable on demand. The Company used the advances to pay for operating expenses.

The Company made a total payment of $229,394 subsequent to yearend to the date of this report.

Note 9 – Short-term Loan

On December 15, 2022, Beijing Youkai obtained a short-term loan in the amount of RMB 2,000,000 (approximately $273,000) from Bank of Beijing Co., Ltd. Zhongguancun Branch with an interest rate of LPR per annum and due on December 14, 2023. The loan was guaranteed by Beijing Guohua Wenke Financing Guarantee Co., Ltd.. The loan was repaid in full in December 2023. As of October 31, 2024 and 2023, the outstanding balance for this loan was $-0- and $273,351, respectively. For the years ended October 31, 2024 and 2023, the Company recorded interest expense in the amount of $2,187 and $10,075, respectively.

On March 10, 2023, Beijing Yading obtained a short-term loan in the amount of RMB 2,700,000 (approximately $369,000) from Bank of Hangzhou Co., Ltd. Zhongguancun Branch with an interest rate of 4.8% per annum and due on March 9, 2024. The loan was guaranteed by Beijing Haidian Technology Enterprise Financing Guarantee Co., Ltd.. The loan was repaid in full in March 2024. As of October 31, 2024 and 2023, the outstanding balance for this loan was nil- and $369,024, respectively. For the years ended October 31, 2024 and 2023, interest expense on the loan was $8,517 and $9,591, respectively.

On December 25, 2023, Beijing Yading obtained a short-term loan in the amount of RMB 3,000,000 (approximately $421,000) from Bank of Beijing Co., Ltd. Zhongguancun Branch with an interest rate of LPR per annum and due on December 24, 2024. The loan was guaranteed by Beijing Guohua Wenke Financing Guarantee Co., Ltd.. As of October 31, 2024, the outstanding balance for this loan was $421,479. For the year ended October 31, 2024, interest expense on the loan was $10,723. The loan was repaid in full on December 9, 2024.

Note 10 – Long-term Loan

On July 13, 2020, Beijing Yading obtained a long-term loan in the amount of RMB 7,000,000 (approximately $958,000) from China Construction Bank Corporation Beijing Chaoyang Branch with an interest rate of Loan Prime Rate (“LPR”), which was determined by the People’s Bank of China, plus 0.7% per annum and due on July 12, 2023. The Company’s CEO pledged his residential property as collateral for this loan. The loan was repaid in full in May 2023. For the year ended October 31, 2023, the Company recorded interest expense in the amount of $23,806.

On September 28, 2022, SPD Silicon Valley Bank issued Beijing Yading and Beijing Youkai a letter of credit (“Letter of Credit”) in the aggregate principal amount of RMB 10,000,000 (approximately $1,369,000) with an interest rate of LPR plus 3.3%. The Letter of Credit was due 18 months after the issuance date. Beijing Yading and Beijing Youkai drew the full amount and the balance was paid in full in September 2023. For the year ended October 31, 2023, the Company recorded interest expense in the amount of $60,933.

On June 20, 2023, Beijing Yading obtained a long-term loan in the amount of RMB 9,750,000 (approximately $1,333,000) from Huaxia Bank Co., Ltd. Beijing Dongsi Branch with an interest rate of LPR per annum and due on June 20, 2026. The loan is secured by the Company’s CEO’s residential property. As of October 31, 2024 and 2023, the outstanding balance for this loan was $1,369,805 and $1,332,586, respectively. For the years ended October 31, 2024 and 2023, interest expense on the loan was $59,662 and $19,180, respectively.

On December 4, 2023, the Company obtained a long-term loan in the principal amount of $2,150,000 from Sinovation Fund IV, L.P. (“Sinovation”). The loan has a two-year term, with the principal and accrued interest due for repayment on the maturity date. Unless Sinovation exercises the Call Option (as defined below) on or before the maturity date, the loan will accrue interest at an annual rate of 12%, or at a rate of 18% (“Default Rate”) in the event of a default by the Company. In the event that the Company fails to pay any amount due as principal or the interest on the maturity date, (i) the interest will accrue at the Default Rate from the maturity date through the date of the actual payment, and (ii) a surcharge interest at the rate of 0.05% per diem will also accrue on the outstanding loan balance. The loan is guaranteed by the Company’s CEO and one of the its ordinary shareholder (the “Shareholder”). The Shareholder has agreed to grant to Sinovation, a call option (“Call Option”) over 1,723,367 ordinary shares of the Company. Upon the exercise of this Call Option, such ordinary shares will be reclassified as Series Angel preferred shares, which shall have the rights, privileges and restrictions ranking pari passu with Series A-1 preferred shares. The Call Option shall be exercisable at any time after the call agreement is executed and will expire on December 4, 2025. If Sinovation exercises the Call Option, it waives the right to claim repayment of the $2,150,000 loan.

Note 11 – Related Party Transactions

Due from related party

As of October 31, 2024 and 2023, the balance due from related party was $190,382 and $188,777, respectively. The balance represents multiple advances provided to a related party company, which is 86.43% owned by the Company’s Chairman, to support its working capital needs. The balance was short-term in nature, unsecured, repayable on demand, and bears no interest. The Company historically has not experienced an uncollectible receivable from the related party. Management believes that the related party receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from related party at October 31, 2024 and 2023. During the years ended October 31, 2024 and 2023, the Company advances to the related party company $7,640 and $3,468, respectively, and received $11,272 and $10,900, respectively, for repayment.

Due to related parties

At October 31, 2024 and 2023, due to related party consisted of the following:

	Years Ended October 31,
	2024	2023
Jingpeng Guo (1)	$11,239	$10,934
Ye Li (2)	1,742	1,695
Wei Zhu (3)	123,634	120,274
Xiamen Heying (defined below) (4)	70,556	69,049
Total	$207,171	$201,952
(1)	Vice President of the Company
(2)	Director of the Company
(3)	Chairman and Chief Executive Office of the Company
(4)	Xiamen Heying Information Technology Ltd. (“Xiamen Heying”), which was 86.43% owned by Mr. Wei Zhu

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company and advances from the related parties for working capital. During the years ended October 31, 2024 and 2023, the Company borrowed $-0- and $139,728, respectively, from related parties and repaid $418 and $-0-, respectively, to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Note 12 – Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

Ucare HK was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as Ucare HK has no assessable profits for the year ended October 31, 2024.

China

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rate to the Company’s pre-tax income as follows:

	For the Years Ended October 31,
	2024	2023
Income (loss) before income tax	$713,581	$(4,290,243)
Statutory tax rate in the PRC	25%	25%
Income tax expense at statutory tax rate	178,395	—
Non-deductible expenses	341,232	813,791
Change in valuation allowance	(69,429)	129,658
Income tax	$—	$—

The Company’s approximate net deferred tax assets as of October 31, 2024 and 2023 attributable to tax filings in the PRC were as follows:

	As of October 31,
Deferred tax assets:	2024	2023
Net operating loss carryforward	$3,650,478	$3,730,859
Valuation allowance	(3,650,478)	(3,730,859)
Bad debt expenses	91,969	56,085
Share-based compensation	609,526	586,055
Advertisement expenses	83,685	185,550
Sales commissions	149,284	176,203
Net deferred tax assets	$934,464	$1,003,893

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate.

The movement of valuation allowance as follows:

	As of October 31,
	2024	2023
Balance at beginning of the period	$1,003,893	$874,235
Additions	(69,429)	129,658
Balance at ending of the period	$934,464	$1,003,893

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of October 31, 2024, the potential tax benefit arising from the loss carryforward will begin to expire in 2025.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As October 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. As of October 31, 2024, income tax returns for the tax years ended October 31, 2017 through October 31, 2018 remain open for statutory examination by PRC tax authorities.

Note 13 – Mezzanine Equity

The Company was authorized to issue 9,777,384 shares of preferred shares with a par value of $0.0001 each, of which, (i) 1,476,741 shares are designated as Series A-1 Preferred Shares, (ii) 601,884 shares are designated as Series A-2 Preferred Shares, (iii) 2,054,487 shares are designated as Series B-1 Preferred Shares, (iv) 3,668,728 shares are designated as Series B-2 Preferred Shares, and (v) 1,975,544 shares are designated as Series B+ Preferred Shares.

Since inception to October 31, 2022, 9,777,384 preferred shares were issued and outstanding. There was no additional issuances during the years ended October 31, 2024 and 2023. The following table summarized the preferred shares outstanding as of October 31, 2024:

			Number
Issuance Date	Class of Shares	Warrants	of Shares
March 8, 2019	Series A-1 Preferred Shares		1,476,741
March 8, 2019	Series A-2 Preferred Shares		601,884
October 15, 2019	Series B-1 Preferred Shares		1,630,545
December 22, 2020	Series B-1 Preferred Shares	Series B-1 warrant	423,942
June 21, 2021	Series B-2 Preferred Shares		2,934,983
June 21, 2021	Series B-2 Preferred Shares		733,745
June 13, 2022	Series B+ Preferred Shares	Series B+ warrant	372,429
June 13, 2022	Series B+ Preferred Shares	Series B+ warrant	1,241,431
June 13, 2022	Series B+ Preferred Shares	Series B+ warrant	198,629
June 21, 2022	Series B+ Preferred Shares		163,055
			9,777,384

In connection with the preferred shares issuances, the Company issued warrants to its preferred shareholders to purchase a total of 423,942 shares of Series B-1 preferred shares (“Series B-1 Warrant”) and 1,812,489 shares of Series B+ preferred shares (“Series B+ Warrant”) as of October 31, 2022. No issuance during the years ended October 31, 2024 and 2023.

The Series B-1Warrants have an exercise price of $3.0665 per share. The Series B+ Warrants have an exercise price of $6.1329 per share.

Certain rights, preferences and privileges of the preferred shares are as follows:

Dividends Rights

The directors may declare dividends and distributions on preferred shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred shares shall be entitled to receive for each preferred shares held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the issue price, (ii) an compound return at an annual interest rate of 10% for each year, and (iii) any and all accrued or declared but unpaid dividends on such preferred shares. The remaining liquidation funds shall be distributed ratably among the ordinary shareholders and the preferred shareholders in proportion to the number of shares held by them.

Conversion Rights

The holders of the preferred shares shall have the rights described below with respect to the conversion of the preferred shares into ordinary shares:

●	Any preferred share may, at the option of the holder, be converted at any time after the date of issuance of such shares, into ordinary shares based on the then-effective conversion price
●	Each preferred share shall automatically be converted into ordinary shares based on the then-effective conversion price for such preferred share in effect at the time immediately upon the closing of a qualified IPO

The conversion price shall be adjusted and re-adjusted from time to time if as a result of share split, division, combination, dividend, reorganization, mergers, consolidations, re-classifications, exchanges, substitutions, recapitalization or similar events.

Voting Rights

The holder of any preferred share issued and outstanding, whether in person or by proxy, shall have one vote for each preferred share held by such holder. Moreover, the rights relating to the capital shares, such as any amendment or change of the rights, preferences, privileges or powers of the preferred shares, or any stock split, share consolidation and others should be protective, and the Company shall not take any actions without the affirmative vote or prior written consents of the ordinary majority and the preferred majority.

Redemption Rights

Provided that a qualified IPO or a deemed liquidation event has not been consummated by the Company on or before December 31, 2027, the preferred holder has rights to require the Company redeem all or a portion of such shares at the redemption price, which shall be the sum of (x) 100% of the applicable preferred share purchase price, (y) a compound return at an annual interest rate of 10% for each year, and (z) any declared but unpaid dividends on such preferred share, upon written notice. Once received such notice, the Company shall not (and shall not permit any subsidiary to) take any action which would have the effect of delaying, undermining or restricting the redemption.

SEC Accounting Series Release No. 268 (“ASR 268”) requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. In accordance with applicable accounting standards, all outstanding preferred shares were qualified as redeemable securities and are classified as mezzanine equity.

For the year ended October 31, 2023, the Company recorded $9,088,624 in accrued interest, with a 10% annual compound rate, and added it to the carrying value of the preferred shares, resulting in the carrying amount accreted to $9,089,601.

For the year ended October 31, 2024, the Company recorded $12,890,596 in accrued interest, with a 10% annual compound rate, and added it to the carrying value of the preferred shares, resulting in the carrying amount accreted to $12,891,574.

In accounting for the issuance of the preferred shares under ASU 2020-06, the Company recorded each issuance as a single amount in its entirety according to the new framework. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments.

Note 14 - Equity

Ordinary Shares

The Company was authorized to issue 490,222,616 ordinary shares with a par value of $0.0001 each.

As of October 31, 2024, 10,000,000 shares were issued and outstanding.

2021 Performance Incentive Plan

The Company adopted the 2021 Share Incentive Plan in September 2021 and reserved 1,764,706 ordinary shares for issuance thereunder. As of October 31, 2024, the Company had issued a total of 1,764,706 shares of ordinary shares. Employees granted an option shall be categorized into two Companys: Company A and Company B, each with different vesting periods.

Stock-based Compensation

In 2021, options to purchase an aggregate of 1,202,906 shares of ordinary shares were granted to 11 employees at an exercise price of $0.01 per share. These options were categorized under Company A. The options have terms of 10 years and were fully vested on the grant date. The fair value of the options on the date of grant using the Black-Scholes option-pricing model was $4,918,201.

In 2022, options to purchase an aggregate of 453,300 shares of ordinary shares were granted to 32 employees at an exercise price of $0.01 per share. These options were categorized under Company A. The options have terms of 10 years and were fully vested on the grant date. The fair value of the options using the Black-Scholes option-pricing model with the assumptions below on the date of issuance was $2,780,044:

Company A
Expected term in years	7.17 - 7.92
Stock price	$4.0886 - 6.1329
Expected dividend yield	0%
Volatility	27.09%
Risk-free interest Rate	1.5%
Initial fair value per share	$4.0886 - 6.1329

In 2021, options to purchase an aggregate of 66,000 shares of ordinary shares were granted to 7 employees at an exercise price of $2.86 per share. These options were categorized under Company B. The options have a term of 10 years, with 25% of the shares subject to the options vesting every twelve months from the grant date, contingent upon the recipient’s continued service with the Company. The fair value of the options on the date of grant using the Black-Scholes option-pricing model was $136,488.

In 2022, options to purchase an aggregate of 42,500 shares of ordinary shares were granted to 2 employees at an exercise price of $2.86 per share. These options were categorized under Company B. The options have a term of 10 years, with 25% of the shares subject to the options vesting every twelve months from the grant date, contingent upon the recipient’s continued service with the Company. The fair value of the options using the Black-Scholes option-pricing model with the assumptions below on the date of issuance was $165,648:

Company B
Expected term in years	7.17 - 8.17
Stock price	$4.0886 - 6.1329
Expected dividend yield	0%
Volatility	27.09%
Risk-free interest Rate	1.5%
Initial fair value per share	$2.068 - 3.8976

During the year ended October 31, 2024 and 2023, the Company recognized option stock-based compensation expense of $65,833 and $125,322, respectively.

Statutory Reserve

The Company’s subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

For the years ended October 31, 2024, and 2023, the Company has no addition to the statutory reserve.

Note 15 – Commitments and Contingencies

Commitments

As of October 31, 2024, future minimum payments during the next five fiscal years and thereafter are as follows:

Year ended October 31,
2025	$10,413
Total	10,413

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Note 16 – Condensed Financial Information of the Parent Company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiary exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of consolidated subsidiary, VIE and VIE’s subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiary (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiary in the form of loans, advances or cash dividends without the consent of a third party.

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with such requirement and concluded that it was not applicable to the Company as the restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries did not exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company have not been required.

Note 17 – Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after October 31, 2024, up through the date the Company issued the consolidated financial statements and concluded that no material subsequent events to be disclosed.